NO ACT

PE
2-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

April 9, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-9-09

Bruce A. Cheatham
Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, TX 75202-2711

Re: Pier 1 Imports, Inc.
Incoming letter dated February 17, 2009

Dear Mr. Cheatham:

This is in response to your letters dated February 17, 2009 and March 31, 2009 concerning the shareholder proposal submitted to Pier 1 Imports by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received letters on the proponents' behalf dated March 18, 2009 and April 1, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street, Room 1120
New York, NY 10007-2341

April 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pier 1 Imports, Inc.
Incoming letter dated February 17, 2009

The proposal requests that the board's executive compensation committee establish a pay-for-superior-performance standard in the company's executive compensation plan by incorporating certain principles into the plan.

We are unable to concur in your view that Pier 1 Imports may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Pier 1 Imports may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pier 1 Imports may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pier 1 Imports may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Richard S. Simon
Deputy General Counsel

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

April 1, 2009

BY EMAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Pier 1, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds in brief response to one point raised in the March 31, 2009 letter that counsel for Pier 1 Imports, Inc submitted in further support of its February 17, 2009 request for no-action relief with respect to the Funds' Proposal on executive compensation.

In its original letter, the Company had argued under Rule 14a-8(i)(3) that shareholders could be confused by a Proposal that (purportedly) mandates bonuses whenever the Company outperforms its peers, regardless of whether the Company has made a profit that year. (Company's February 17 letter at p. 3) In response, the Funds' March 18, 2009 letter accurately noted that "[n]othing in the Proposal prevents the Company's Board of Directors from exercising its sound business judgment to adopt an executive compensation plan which requires that in addition to outperforming its peers, the Company must also make a profit." (Funds' March 18 Letter at p. 3.) The Company now takes issue with the Funds' response, asserting that:

> But the Proposal clearly states that the Company may award an annual bonus, or pay long-term compensation, "***only*** when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria..." (emphasis added). In other words, by expressly conditioning the award of a bonus or incentive compensation solely on the outperformance of the Company's peers' median or mean performance, the Proposal leaves no room for discretion or the inclusion of any other factors that may affect whether a payment must be made. Nothing in the Proposal or the Proponent's supporting statement suggests that the Company may include additional conditions of its own.

(Company's March 31 letter at p. 2). The Company's reasoning, however, is illogical.

To say that the Company may take an action only when a certain condition is met is fully consistent with the Company's being able to "include additional conditions of its own" before it will take that action. To use an example, Pier 1 could make a strict rule that it will offer a product for sale only if the product is better made than those offered by its peers. Fully consistent with that first condition, the Company could set the "additional condition" that it will not sell that same product unless it can do so at a profit. Similarly, to say that the Company will pay bonuses only if its performance exceeds that of its peers is fully consistent with the Company's setting the additional condition that the Company must also have made a profit that year. Indeed, the language of the Proposal's Resolved Clause, which requests simply "incorporating the following principles into the Plan," is itself fully consistent with the Company's being able to adopt a Plan that sets additional conditions for the payment of bonuses.* In sum, the Proposal will not confuse or mislead shareholders, and so the Company's effort to revive its Rule 14a-8(i)(3) argument must fail.

For that reason, and for the reasons set forth in the Funds' March 18 letter, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Sincerely,

Richard S. Simon

Cc: Bruce A. Cheatham, Esq.
Bracewell & Giuliani
1445 Ross Avenue, Suite 3800
Dallas. TX 75202-2711

---

* Ironically, if, as the Company incorrectly asserts, the Proposal on its face did plainly mandate that the Company pay bonuses whenever its performance exceeded the mean or median of its peers, regardless of whether the Company had made a profit, that would be an alternate ground for deciding that the Proposal is not vague or misleading.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Bruce A. Cheatham
Partner

214.758.1647 Office
214.758.8317 Fax

bruce.cheatham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

March 31, 2009

By Electronic Mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Pier 1 Imports, Inc. – Supplement to Letter Dated February 17, 2009 Relating to Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

On February 17, 2009, on behalf of Pier 1 Imports, Inc. (the "Company"), we submitted a no-action request (the "No-Action Request") to give notice of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System; The New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Fire Department Pension Fund; and the New York City Board of Education Retirement System (collectively, the "Proponent"). The Proposal requests that the Company establish a "pay-for-superior-performance" standard in the Company's executive compensation plan for senior executives.

On March 18, 2009, the Proponent submitted its reasons why it believes the Company failed to satisfy its burden of demonstrating that the Proposal may be excluded (the "Response Letter"). After reviewing the Response Letter, the Company continues to believe the arguments in the No-Action Request should prevail. In accordance with Rule 14a-8(j), a copy of this letter is being transmitted via e-mail and FedEx on this date to the Proponent.

In the No-Action Request, we asserted that the standard the Proponent sets forth in the Proposal could lead to the award of annual performance-based incentive payments and long-term compensation to senior executives even if the Company loses value during a certain year as long as the Company's loss does not exceed that of the Company's peers during the same year. In other words, the Proposal would require the Company to award annual performance-based incentive payments and long-term compensation to its senior executives when the Company performs less poorly relative to its peers. This result would be contrary to the Proponent's contention in the supporting statement that the Proposal "will focus senior executives on building sustainable long-term corporate value." In support of our position, we provided several detailed examples of how the proposed formula could require the Company to pay executives when the Company performs below expectations, including when it experiences an overall loss for the fiscal year.

In the Response Letter, however, the Proponent states that "[n]othing in the Proposal prevents the Company's Board of Directors from exercising its sound business judgment to adopt an executive compensation plan which requires that in addition to outperforming its peers, the Company must also make a profit." (Response Letter at page 3.) But the Proposal clearly states that the Company may award an annual bonus, or pay long-term compensation, "***only*** when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria..." (emphasis added). In other words, by expressly conditioning the award of a bonus or incentive compensation solely on the outperformance of the Company's peers' median or mean performance, the Proposal leaves no room for discretion or the inclusion of any other factors that may affect whether a payment must be made. Nothing in the Proposal or the Proponent's supporting statement suggests that the Company may include additional conditions of its own. That the Proponent believes that the Proposal expressly permits such additional conclusions, when the Proposal on its face belies this contention, supports the Company's assertion that the Proposal is vague and misleading.

The Proponent also completely misreads the Company's argument regarding the linkage of compensation to performance exceeding the "median or mean" performance of the Company's peers. The Proponent apparently believes that the Company has difficulty understanding the terms "median" and "mean" and making calculations using those standards. To the contrary: the Company's position is not whether median or mean performance can be calculated (the detailed explanation in the No-Action Request should have demonstrated this ability), but rather that a calculation based on the "mean" may lead to a significantly different result than one based on the "median." In fact, it is the lack of guidance on this point that contributes to the vagueness of the Proposal. We note that the Staff, in *Verizon Communications Inc.* (February 21, 2008), granted no-action relief where the issuer had noted the distinction between the terms "median" and "mean" and argued that the absence of any guidance with respect to these criteria made the proposal vague and misleading.

We still believe this shareholder proposal illustrates a fundamental issue under the securities laws. Proponent describes its proposal as a "Pay-for-Superior-Performance" proposal. As demonstrated in our letter of February 17, 2009, it is any thing but that. The proposal would, in fact, in many instances permit the Company to pay compensation when the Company's performance is deteriorating. To call this paying for "superior performance" is materially false and misleading. Rule 14a-9 has no exceptions for shareholder proposals made pursuant to Rule 14a-8. We continue to believe that if an issuer touted its own proposal as one rewarding "superior performance" when, in fact, the issuer could pay compensation when the issuer's results were deteriorating, the staff would object. We believe persons making shareholder proposals should be held to the same standard, and that, consequently, the proposal should be excluded.

Accordingly, the Company continues to believe that the Proposal may be omitted from the 2009 Proxy Materials under Rule 14a-8(i)(3) because the Proposal is vague and indefinite and, thus, materially false and misleading in violation of Rule 14a-9. Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2009 Proxy Materials.

* * * *

Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), we are submitting this letter, which is correspondence related to Rule 14a-8, as an attachment to our e-mail to shareholderproposals@sec.gov.

Please call the undersigned at 214.758.1647 if we may be of any further assistance in this matter.

Very truly yours,

Bracewell & Giuliani LLP

Bruce A. Cheatham

cc: Richard S. Simon
Deputy General Counsel
Office of the Comptroller of the City of New York
1 Centre Street, Room 602
New York, New York 10007
Telephone: (212) 669-7775
Fax: (212) 815-8578
e-mail: rsimon@comptroller.nyc.gov

Michael A. Carter
Senior Vice President, General Counsel and
Corporate Secretary
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102
Telephone: (817) 252-7630
Fax: (817) 252-7319
e-mail: macarter@pier1.com

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

March 18, 2009

RECEIVED
2009 MAR 23 PM 3:17

BY EMAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Pier 1, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 17, 2009 letter (the "Company Letter") submitted to the Securities and Exchange Commission by the firm of Bracewell & Giuliani, outside counsel for Pier 1 Imports, Inc. ("Pier 1" or the "Company"). The Company Letter seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes the Funds' shareholder proposal (the "Proposal") from its proxy statement for the 2009 annual meeting.

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2009 Proxy Materials. The Proposal, which calls for executive compensation to be paid only when the Company's performance exceeds that of its peers, is not vague or indefinite, and also cannot have been "substantially implemented" by an executive compensation policy which does not in any way require the Company's performance to exceed that of its peers. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal is titled "Pay-for-Superior-Performance." Its "Resolved" clause states:

> **Resolved:** That the shareholders of Pier 1 Imports, Inc. (the "Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:
>
> 1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;
>
> 2. The long-term compensation component of the Plan should utilize defined performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria; and
>
> **3.** Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

II. Discussion

The Company has challenged the Proposal on the following grounds: Rule 14a-8(i)(3) (vague, indefinite and/or misleading); and Rule 14a-8(i)(10) (substantially implemented). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or both of these exclusions apply. For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief on either of those grounds.

A. The Proposal is Not Vague, Indefinite or Misleading

The Proposal provides clear and concise criteria, under which executive compensation is to be:

- Based on defined performance criteria; and
- Payable only when the Company's performance exceeds the median or mean performance of its peers.

It should not be a difficult matter for any company to craft a compensation plan that complies with those simple but flexible standards.

Yet, Pier 1 purports to find those criteria impossible to understand and follow, and the Proposal "misleading." The tone and quality of the Company's argument may be judged by its startling opening accusation, that the Proposal's caption -- Pay-for-Superior-Performance -- "is materially false and misleading, and was so designated by the Proponent for the sole purpose of misleading voting shareholders." (Company Letter at p. 3) The Company's theory is that the caption is a willful deceit, because shareholders will need to read the Proposal itself to learn that said superior performance is to be judged against the Company's peers. *Id.* The fact, however, that shareholders need to read a proposal to learn all of its content, rather than just reading its caption, cannot serve as a basis for the Company to exclude it.

The Company then argues that it is inherently misleading or confusing to propose a "Pay-for-Superior-Performance" compensation structure whereby the Company could adopt a plan that would reward executives when the Company outperforms its peers, but still loses money. (*Id.*) The Company is wrong in suggesting that the Proposal would require that its executives get a bonus when the Company simply loses less money than its peers. Nothing in the Proposal prevents the Company's Board of Directors from exercising its sound business judgment to adopt an executive compensation plan which requires that in addition to outperforming its peers, the Company must also make a profit. If the Company's Board decided not to include that reasonable condition, that would be solely the Board's own choice. But, at the same time, it is not "misleading" for the Proposal to use clear language that would permit a Board to adopt a plan under which "superior performance" relative to its peers could include the Company's losing just a small amount of money while its peers are losing large amounts. Such smaller losses would indeed be superior performance relative to the Company's peers, and the Proposal is not misleading for permitting – although not requiring – such a structure.

The Company next spends nearly three pages arguing that it cannot possibly know how to use the concepts of the "mean" or "median" performance of its peers to set performance targets. (*Id.* at pp. 4-6). The letter claims that because at times, comparisons with peers' mean or median performance could result in higher pay for executives when the Company is simply one of the less unsuccessful performers, the Proposal must be vague, because shareholders "would be surprised" at that outcome. But once again, the plain language of the Proposal does tie compensation to outperforming the Company's peers. Accordingly, if, as noted above, the Board chose not to add the reasonable requirement that the Company also make a profit, it would be no "surprise" to shareholders if incentives were paid for simple outperformance.

In the same vein, the Company then claims that not only is it unable to set up a plan that uses the concepts of "superior," "mean" or "median," but it also cannot work with the allegedly vague concepts of "senior executives," "peer group," "financial criteria" or "performance criteria." *Id.* at pp. 6-8. The Staff, however, has recently and consistently rejected companies' 14a-8(i)(3) arguments that they cannot comprehend or implement executive pay proposals that use those or other common executive compensation phrases. *See, e.g., Morgan Stanley* (March 12, 2009) ("senior executive," "annual executive compensation (bonus)," and "options indexed to peer group performance" among terms deemed not vague); *JP Morgan Chase & Co.* (March 9, 2009) (in AFL-CIO Reserve Fund proposal, "hedging techniques that offset the risk of losses" and "Named Executive Officers" deemed not vague); *Comerica, Inc.* (March 9, 2009) ("senior executive," "annual executive compensation (bonus)," "peer performance," and "accelerated vesting" among terms deemed not vague); *Regions Financial Corp.* (Feb. 5, 2009) ("peer group," "incentive compensation," and "long term compensation" among terms deemed not vague); *Kroger Co.* (March 18, 2008) ("financial performance metrics," "Company's peer companies," and "exceeds peer group median performance" deemed not vague). Here, too, the Company and its shareholders can readily comprehend the terms that are used in the Proposal.

Because a reading of the Funds' clear and succinct Proposal readily reveals its purpose and intent, and because shareholders and the Company can readily understand the terms used in the Proposal, it is neither vague, indefinite nor misleading under the standards of Rule 14a-8(i)(3). As such, the Company should not be permitted to exclude the Proposal on that ground.

B. The Proposal Has Not Been Substantially Implemented

The Company next argues that under Rule 14a-8(i)(10), it has "substantially implemented" the Funds' Proposal for an executive compensation program based upon outperformance under "defined financial performance criteria that can be benchmarked against a disclosed peer group of companies" by means of a policy that makes no reference to requiring that the Company thus outperform its peers. *See* Company Letter at pp. 8-11. Given the sharp divergence between what the Proposal seeks, and what the Company's public SEC filings prove to be its executive compensation policy, the Proposal cannot have been substantially implemented by a policy that omits its main criterion.

The Company was quite emphatic in its 2008 proxy statement, when urging opposition to the Funds' very similar 2008 proposal, that its executive compensation plan did <u>not</u> require performance exceeding that of its peers, and that the Company <u>refused</u> to require such outperformance:

> . . . Pier 1 Imports' current incentive plans (annual and long-term) already utilize financial performance criteria benchmarked against peer companies. <u>They do not condition awards, however, on performance exceeding the</u>

> mean or median of the peers' performance on the selected financial performance criteria. . .
>
> * * *
>
> . . . Using targets that are benchmarked to exceed peer group performance is, however, unrealistic given the turnaround environment in which Pier 1 Imports currently operates. Further, benchmarking the performance of a peer group of companies would be difficult given the size of the home furnishings industry and the fact that no one company competes directly in all aspects of Pier 1 Imports' business. . .
>
> * * *
>
> . . . It would be unwise at this time to condition payment of incentives to executives and key management on meeting or exceeding performance standards of other peers which bear no relation to Pier 1 Imports' focus on a return to profitability. .

Pier 1's adamant and plainly-stated public refusal to implement the Proposal must estop it from arguing that it has in fact "substantially implemented" the Proposal under Rule 14a-8(i)(10). We note that even the 14a-8(i)(10) section of the current Company Letter, while arguing substantial implementation, simultaneously concedes that "the conditions of annual performance-based incentive payments and long-term compensation awarded to an executive under the Company's current executive compensation program are not tied to the Company's achievement of performance exceeding its peers' median or mean performance on the selected financial and performance criteria." (Company Letter at p. 10). There could be no plainer admission that the Company has not substantially implemented the Proposal's main intent of tying executive compensation to the Company's outperforming its peers.

The Staff has previously declined to issue a no-action letter under Rule 14a-8(i)(10), where the proposal similarly called for an executive compensation policy that, among other criteria:

- Establishes performance targets for each Plan financial metric relative to the performance of the Company's peer companies; and
- Limits payment under the annual and performance-vested long-term incentive components of the Plan to when the Company's performance on its selected financial performance metrics exceeds peer group median performance.

Kroger Co. (March 18, 2008). Kroger had argued that its executive compensation policy "substantially implemented" a performance-based pay approach. However, as noted by the proponent in successfully opposing no-action relief under Rule 14a-8(i)(3), that company, like Pier 1 here, did not substantially implement the proposal because it "has not established any performance targets for financial metrics relative to the performance of its peer companies." *Id.* *See also Regions Financial Corp.* (Feb. 5, 2009) (proposal to tie executive compensation to performance metrics and to limit change-of-control payments not substantially implemented by company policy which did not do so).

As the Funds' Proposal to tie executive compensation to the Company's outperformance of its peers has not been substantially implemented, the Staff should reject the Company's request for relief under Rule 14a-8(i)(10).

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Bruce A. Cheatham, Esq.
Bracewell & Giuliani
1445 Ross Avenue, Suite 3800
Dallas. TX 75202-2711

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Bruce A. Cheatham
Partner

214.758.1647 Office
214.758.8317 Fax

bruce.cheatham@bgllp.com

Bracewell & Giuliani LLP
1445 Ross Avenue
Suite 3800
Dallas, Texas
75202-2711

February 17, 2009

By Electronic Mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Pier 1 Imports, Inc. - Intention to Omit Shareholder Proposal

Ladies and Gentlemen:

This letter is to inform you that Pier 1 Imports, Inc. (the "Company") intends to exclude from its proxy statement and form of proxy for the Company's 2009 annual meeting of shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Office of the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System; The New York City Teachers' Retirement System; the New York City Police Pension Fund; the New York City Fire Department Pension Fund; and the New York City Board of Education Retirement System (collectively, the "Proponent"). The Proposal requests that the Company establish a "pay-for-superior-performance" standard in the Company's executive compensation plan for senior executives. The Proponent's letter setting forth the Proposal is attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2009 Proxy Materials for the reasons set forth below. The Company has advised us as to the factual matters set forth herein.

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008), the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov on behalf of the Company in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company intends to file its definitive 2009 Proxy Materials with the Commission no earlier than May 8, 2009. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not later than eighty (80) calendar days before the Company intends to file its 2009 Proxy Materials.

As discussed more fully below, we believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

Rule 14a-8(i)(3) – The Proposal Is Vague, Indefinite and Materially False and Misleading

The Proposal may be excluded under Rule 14a-8(i)(3) because it is vague and indefinite. Rule 14a-8(i)(3) provides that a company may omit a proposal from its proxy statement if a proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Staff has stated that a proposal will violate Rule 14a-8(i)(3) when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Section B.4 of Staff Legal Bulletin No. 14B (CF) (September 15, 2004); *see also* Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) (stating that, "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"). Moreover, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

As further discussed below, the Proposal is vague and indefinite because: (1) its lack of clear instruction may lead to a result that is contrary to the intent of the Proposal contained in the supporting statement; and (2) certain terms used in the Proposal are undefined and may lead to different results.

1. The Result of the Proposal Would Be Contrary to its Stated Purpose

The Proposal is subject to numerous and often conflicting interpretations. The vague and indefinite nature of the Proposal makes it impossible for the Company and its shareholders to clearly and unequivocally understand the actions or measures the Proposal would require if adopted. The Proposal seeks to include a "pay-for-superior-performance" standard in the Company's executive compensation program, making the compensation of senior executives largely dependent on the Company's performing at pre-determined levels of financial criteria. In the supporting statement, the Proponent states its belief that the Company's executive compensation program fails to promote a "pay-for-superior-performance" standard. The Proponent defines superior performance as any performance exceeding peer group performance. As discussed below, the Proposal, if implemented, would require the Company to reward its senior executives when the financial performance of the Company exceeds that of its peers but has not resulted in any increased revenues, increased net income or stock appreciation compared to the preceding year or years. In fact, as more fully described below, the Proposal, if implemented, could require the Company to reward senior executives if the Company's performance were ***worse*** than the preceding year's performance. This is an outcome that conflicts with the stated goal of the Proposal. More particularly, actions taken by the Company upon implementation of the Proposal "could be significantly different from the actions envisioned by the shareholders voting on the [P]roposal." *Fuqua Industries, Inc., supra.*

The Proposal's caption is materially false and misleading, and was so designated by the Proponent for the sole purpose of misleading voting shareholders. When listed on a proxy card, the proposal will simply read "Pay-for-Superior-Performance Proposal." What shareholder would not vote in favor of such a proposal? Yet "superior performance" is not what the shareholder is being asked to approve, and the Proponent is well aware of the misleading nature of the caption. In fact, not until the last sentence of the first paragraph of the Proponent's supporting statement is it disclosed that "superior corporate performance" is only performance exceeding an unidentified and undefined peer group's performance.

The Proponent states in the supporting statement that "pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value." The standard set forth in the Proposal, however, could lead to the award of annual performance-based incentive payments and long-term compensation to senior executives even if the Company loses value during a certain year as long as the Company's loss does not exceed that of the Company's peers during the same year. In other words, the Proposal would require the Company to award annual performance-based incentive payments and long-term compensation to its senior executives when the Company performs less poorly relative to its peers. This result would be contrary to the Proponent's contention in the supporting statement that the Proposal "will focus senior executives on building sustainable long-term corporate value."

The Proposal provides no instruction or guidance to the Company or its shareholders with regard to the awarding of annual performance-based incentive payments or long-term compensation to senior executives in situations where the Company loses value, but performs better than its peers. The Proposal only requires that the Company perform better than its peers before awarding annual performance-based incentive payments and long-term compensation to its senior executives. The Proposal is not specific and clearly allows for inconsistencies to arise in practice. This is because the Proposal does not reconcile the contradiction between focusing senior executives on building sustainable long-term corporate value, but also allowing for awards of annual performance-based incentive payments and long-term compensation when the Company performs poorly, although better than its peers.

Given the conflicts, neither the Company nor its shareholders can know with precision what the Proposal requires. As a result, shareholders may believe that they are voting for more stringent senior executive compensation standards that require superior performance to equate to positive value results, while actually enabling the Company to award annual performance-based incentive payments and other long-term compensation when the Company loses value. Accordingly, actions taken by the Company upon implementation of the Proposal "could be significantly different from the actions envisioned by the shareholders voting on the [P]roposal." *Fuqua Industries, Inc., supra.*

Even more misleading is the use of the word "superior" as an adjective to define "performance." "Superior" performance has nothing to do with the Proposal. The Proposal actually provides "that an annual bonus is awarded only when the Company's performance exceeds its peers' ***median*** or ***mean*** performance on the selected financial criteria," and "that [long-term] compensation is received only when the Company's performance exceeds its peers' ***median*** or ***mean*** performance on the selected performance criteria." (Emphasis added.)

As an initial matter, the criteria are stated in the disjunctive. Therefore, the only logical construction is that an annual bonus is awarded when the Company's performance exceeds its peers' median ***or*** mean performance on the selected financial criteria, and that compensation is received only when the Company's performance exceeds its peers' median ***or*** mean performance on the selected performance criteria. In other words, the Company's performance only has to exceed either its peers' median ***or*** mean financial or performance criteria.

The Proponent's supporting statement is materially false and misleading because nowhere does it inform the shareholders what these tests are or the results that these tests would produce. In fact, the last paragraph of the supporting statement omits the concept of "mean" altogether and uses only the "median" concept. As discussed below, the terms "median" and "mean" are not interchangeable, and the use of either test in determining compensation could lead to unexpected results.

First, the median is simply the middle value of a set of numbers or data points; half the figures will fall below the median and half above. If there is an even amount of numbers in the series, the median is found by taking the arithmetic mean of the two numbers in the middle of the distribution.[1] Fifty percent of the numbers will be above the median and fifty percent will be below. In this odd set of numbers—1, 3, 5, 5, 5, 6, 7, 8,12, 13, 25—the median would be 6 because half of the other numbers are below it, and half are above it. Alternatively if you had the

[1] Merriam-Webster's Collegiate Dictionary (Eleventh Edition 2004) defines the word "median" as "a value in an ordered set of values below and above which there is an equal number of values or which is the arithmetic mean of the two middle values if there is no one middle number."

following even set of numbers—23, 23, 24, 25, 26, 28, 42, 44—the median would be 25.5 (26 + 25/2 = 25.5).

Suppose, for example, that the financial performance criterion is net income or loss. In this example, assume a peer group of eleven companies. Assume the Company had a net loss for the year of $(96,000,000). Assume also that the eleven companies in the peer group had net income or loss in the following amounts: $(96,600,000); $(96,500,000); $(96,400,000); $(96,300,000); $(96,200,000); $(96,100,000); $(96,000,000); $1,000,000,000; $2,000,000,000; $3,000,000,000; and $4,000,000,000. The median of these numbers is $(96,100,000), which is the sixth, or middle, number in the eleven-company peer group (half the numbers are below the median and half above). Because the Company's net loss was only $(96,000,000), the Company therefore will have exceeded its peers' median on the selected financial criterion and, accordingly, would be required to pay bonuses and grant options, restricted shares, or other equity or non-equity compensation.

The Company believes that shareholders who vote for this Proposal would be surprised at this outcome, and would likely argue that this performance was not the superior performance they thought they were approving. In this example, for instance, the arithmetic mean net income and loss for the eleven-company peer group would be $847,809,090.

Secondly, the same is also true when the mean is used. The arithmetic mean is a mathematical representation of the typical value of a series of numbers, computed as the sum of all the numbers in the series divided by the count. Arithmetic mean is commonly referred to as "average" or simply as "mean." The Company assumes, but cannot determine, that is how the Proponent uses the word "mean" in its Proposal.

Suppose, for example, that the financial performance criterion is net income or loss. In this example, assume a peer group of eleven companies. Assume the Company had a net loss for the year of $(96,000,000). Assume also that the eleven companies in the peer group all had a net loss in the following amounts: $(150,000,000); $(96,500,000); $(96,400,000); $(96,300,000); $(96,200,000); $(96,100,000); $(96,000,000); $(95,900,000); $(95,800,000); $(95,700,000); and $(95,600,000). The mean of these numbers is $(100,954,545.45). Because the Company's net loss was only $(96,000,000), the Company therefore will have exceeded its peers' mean on the selected financial criteria and, accordingly, would be required to pay bonuses and grant options, restricted shares, or other equity or non-equity compensation.

The Company believes that shareholders who vote for this Proposal would be surprised at this outcome, and would likely argue that this performance was not the superior performance they thought they were approving. In this example, for instance, the median net income and loss for the eleven-company peer group would still be $(96,100,000), which is the sixth, or middle, number in the group (half the numbers are below the median and half above), so the Company would have exceeded both the median and the mean tests.

The example is exacerbated if, in the following year, the Company loses more money than the previous year. In other words, its performance is deteriorating, which most people would not define as "superior." However, under the Proposal, the Company would still be required to pay bonuses and grant options, restricted shares, or other equity or non-equity compensation.

Suppose, for example, that the financial performance criterion is net income or loss. In this example, assume the same peer group of eleven companies as in the previous examples. Assume the Company's net loss for the year was ten percent greater than the previous year, or $(105,600,000). Assume also that each of the seven companies in the peer group that had a net loss the previous year also had a net loss in the current year that was ten percent greater than the year before, and that each of the four companies in the peer group that had net income in the previous year also had net income in the current year that was ten percent greater than the previous year. Accordingly, the eleven peer group companies had net income or loss in the following amounts: $(106,260,000); $(106,150,000); $(106,040,000); $(105,930,000); $(105,820,000); $(105,710,000); $(105,600,000); $1,100,000,000; $2,200,000,000; $3,300,000,000; and $4,400,000,000. The median of these numbers is $(105,710,000), which is the sixth, or middle, number in the eleven-company peer group (half the numbers are below the median and half above). Because the Company's net loss was only $(105,600,000), the Company therefore will again have exceeded its peers' median on the selected financial criterion and, accordingly, would be required to pay bonuses and grant options, restricted shares, or other equity or non-equity compensation.

The Company believes that shareholders who vote for this Proposal would be surprised at this outcome, especially in light of the fact that the Company's performance was worse than the preceding year, and would likely argue that this performance was not the superior performance they thought they were approving. In this example, for instance, the mean net income and loss for the eleven-company peer group would be $932,590,000.

Consequently, the Proposal is excludable in its entirety under Rule 14a-8(i)(3) for being vague and indefinite because neither the shareholders voting on the Proposal nor the Company in implementing the Proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

2. *Undefined Terms Can Lead to Varying Results*

The Company also submits that certain terms used in the Proposal are undefined and open to various interpretations that can give rise to different results. The Staff has previously concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(3) where the proposals have failed to define key terms or where the meaning and application of terms or standards under the proposals would be "subject to differing interpretations." *Fuqua Industries,*

Inc., supra. See, e.g., Bank of America Corp. (February 25, 2008) (concurring with the exclusion of a proposal requesting that the company not involve itself in activities that support coal mines or the construction of coal-burning power plants because the proposal was vague and indefinite as to what activities the company was to refrain from undertaking); *Wendy's International, Inc.* (February 16, 2006) (concurring with the exclusion of a proposal urging the board of directors to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earning increases based only on management controlled programs" because the proposal failed to define critical terms and was subject to differing interpretations); and *The Ryland Group, Inc.* (January 19, 2005) (concurring with the exclusion of a proposal that the company compile a report on its compliance with certain sustainability guidelines because the proposal was vague and indefinite as to how such compliance was to be measured).

The term "senior executives" is not defined in the Proposal. The term "senior executives" is subject to numerous interpretations and can be reasonably defined as any of the following: (1) only the named executive officers listed in the Company's proxy statement; (2) reporting persons under Section 16 of the Securities Exchange Act of 1934; or (3) all employees classified as senior vice presidents or higher. The absence of clarity as to the meaning of the term "senior executives" renders it impossible for the Company to determine which persons are intended to be subject to the "pay-for-superior-performance" standard.

The Proposal fails to provide any guidance regarding certain terms necessary for the Company to determine how to benchmark its performance. The Company is given no guidance as to whether the "peer group" should include: (1) companies that are in the business of selling home furnishings, gifts and décor; (2) companies in the retail sector in general; or (3) companies in other sectors with similar revenues or market capitalization. Further, the Proposal does not define the terms "financial criteria" or "performance criteria;" thus, the Company is unable to determine the standards against which it would be required to benchmark its performance. The lack of guidance with respect to the terms "peer group," "financial criteria" and "performance criteria" would make it impossible for the Company to determine what action would be required under the Proposal.

In addition, the Proposal does not address the fact that certain long-term compensation consisting of equity grants is subject to time vesting over several years. Thus, it is unclear whether the Proposal is requesting that the Company (1) make equity grants that are revocable if performance targets are not achieved, or (2) wait to make equity grants until performance targets are achieved. The lack of guidance with respect to the mechanics of awarding long-term compensation also would render it impossible for the Company to determine what action is actually required under the Proposal.

The Company has no way to interpret the intent of the Proponent with any degree of certainty and cannot infer such intent from the Proposal. Shareholders of the Company, faced with the ambiguous and confusing language of the Proposal, likely would also be confused if they ever had to interpret, vote upon and suggest the proper implementation of the Proposal. It is also unclear what actions the Company would be required to take if the Proposal were adopted at the next annual meeting of shareholders. Consequently, the Proposal should be properly excluded in its entirety under Rules 14a-8(i)(3) and 14a-9 because neither the shareholders voting on the Proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty what actions or measures the Proposal requires.

Rule 14a-8(i)(10) – The Company Has Substantially Implemented the Proposal

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the proposal has already been substantially implemented. The Commission adopted the "substantially implemented" test in 1983. *See* Exchange Act Release No. 34-20091 (August 23, 1983) (stating that a company need not have "fully" implemented a proposal to avail itself of an exclusion under the provision of the precursor of the current version of Rule 14a-8). Under that test, proposals are considered substantially implemented when a company's current policies and practices reflect or are consistent with "the intent of the proposal." *Aluminum Company of America* (January 16, 1996). According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." Exchange Act Release No. 34-12598 (July 7, 1976). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Staff does not require that a company have implemented every detail of a proposal to permit exclusion under Rule 14a-8(i)(10). Differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concern. *See Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and clarification as to one of its terms). Proposals have been considered "substantially implemented" where the company has implemented part, but not all, of a multi-faceted proposal. *See Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting the exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal).

The Proposal seeks to have the Company's executive compensation program include a "pay-for-superior-performance" standard, making the compensation of senior executives largely dependent on the Company's performing at pre-determined levels of financial performance. In its supporting statement, the Proponent claims that implementing a "pay-for-superior-performance" standard "will focus senior executives on building sustainable long-term corporate value." The Company believes that its current executive compensation program already substantially implements the Proposal and actually provides senior executives with more incentive to build long-term corporate value than the Proposal does.

1. The Company Utilizes Financial and Performance Criteria in Setting Executive Compensation

The Company believes that it has substantially implemented the Proposal because its current executive compensation program satisfactorily addresses the underlying concerns of the Proposal. The Proposal requests that annual performance-based incentive payments and long-term compensation (which includes stock option awards and restricted stock awards) be awarded to senior executives only if the Company's performance exceeds the performance of a peer group of companies. Although, for the reasons set forth above, the Company currently does not condition awards on performance exceeding the mean or median of the peers' performance on the selected performance or financial criteria, it does utilize financial performance criteria in setting executive compensation. In determining the base salary and annual and long-term incentive compensation components of total compensation, the Compensation Committee of the Board of Directors (the "Compensation Committee") considers recommendations from the compensation consultant to the Compensation Committee. Such recommendations are derived from a survey of 65 peer companies in the S&P 1500 Specialty Retail Companies. The annual performance-based incentive and long-term compensation components of the Company's current executive compensation program emphasize a "pay-for-performance" standard and are designed to reflect individual and Company performance. The current executive compensation program provides for aggressive performance objectives that serve both to motivate and retain senior executives and add long-term corporate value.

Under the current executive compensation program, the Company must achieve certain levels of financial performance before an executive is entitled to receive any annual performance-based incentive payments. The Company's annual performance-based incentive component is administered by the Compensation Committee, whose duties include establishing performance goals for the payment of performance-based incentive awards. For the fiscal year ending February 28, 2009, the Compensation Committee established a performance measure of operating cash earnings before interest, taxes, depreciation and amortization from all domestic and international operations, but not including discontinued operations, unusual or non-recurring charges, or recurring non-cash items (the "Profit Goal"). In addition, the Compensation Committee designs the annual performance-based incentive component to ensure that it is designed to (1) reinforce the Company's financial turnaround efforts, and (2) reward meaningful progress on returning the Company to profitability.

The Company has designed its long-term compensation plan to support the Company's objectives of long-term success and performance, competitiveness in the retail industry and retention of executives. For the fiscal year ending February 28, 2009, the Company's long-term compensation plan consisted of stock option awards and time-based restricted stock awards. The Company believes that stock options promote the Company's success by providing value to an executive only when there is a corresponding increase in shareholder value. Meanwhile, the Company believes that time-based restricted stock provides a long-term incentive opportunity that is both competitive in the retail industry and serves as a retention tool. The mix of long-term compensation awards for each executive is determined with consideration to both internal pay equity concerns as well as market data. The factors that the Company reviewed when establishing that mix included: (1) setting the awards at the 50th peer group percentile; (2) the historical grant practices of the Company; and (3) the difficulty of identifying a meaningful long-term performance target when executing a business turnaround.

Although the conditions of annual performance-based incentive payments and long-term compensation awarded to an executive under the Company's current executive compensation program are not tied to the Company's achievement of performance exceeding its peers' median or mean performance on the selected financial and performance criteria, the Company nevertheless must surpass certain financial performance objectives before any annual performance-based incentive payments are made or long-term compensation has compensatory value to a senior executive. The Company believes that the tying of annual performance-based incentive payments and long-term compensation to the performance measures set forth in the current executive compensation program will focus executives on building sustainable, long-term corporate value because the Company's profits and value actually would have to increase before the annual performance-based incentive payments are made or the long-term compensation has any compensatory value.

Implementing the "pay-for-superior-performance" standard set forth in the Proposal may force a contrary outcome. Under the Proposal, the Company would be required to award annual performance-based incentive payments and long-term compensation to senior executives as long as the Company performed better than its peers without regard to an increase in profits or value of the Company, as illustrated in the examples above. The situation in which the Company could award annual performance-based incentive payments and other long-term compensation in instances where the Company actually lost value is even more likely considering the depressed conditions of the economy generally and the retail sector specifically. If the Company were to base the awarding of annual performance-based incentive payments or other long-term compensation relative to the performance of companies that are losing value, the probability that such compensation would be payable would be higher compared to the requirements of the Company's current executive compensation program that are specific to the Company. This would defeat the principal "pay-for-superior-performance" goal of the Proposal.

Meanwhile, the Company already has performance-based requirements for the awarding of annual performance-based incentive payments and long-term compensation that are tied to the increase of the Company's profits and value. In fact, although the Company may have performed better than many of its peers during the fiscal year ending February 28, 2009, the Company will not award any annual performance-based incentive payments for the year because the Company will not meet its Profit Goal. The Company therefore contends that the current performance-based requirements are set at levels that embody a "pay-for-superior-performance" standard.

2. *Shareholders Already Can Monitor the Pay and Performance Correlation in the Company's Executive Compensation Program*

The disclosures that the Company has previously made in its public filings substantially implement the principle of the Proposal requiring executive compensation disclosure to be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Company's current executive compensation program. The Company has previously disclosed, and will disclose for the fiscal year ending February 28, 2009, the performance measures on which the executives will be awarded annual performance-based incentive payments or long-term compensation. The Company historically has provided and will continue to provide information in its proxy materials and periodic reports that is sufficient to (1) permit shareholders to understand the performance measures relating to the payment of annual performance-based incentives or the granting of long-term compensation, and (2) allow comparison of the Company's performance over the relevant periods that results in annual performance-based incentive payments being made, restricted stock vesting or the realization of compensatory value from the stock options relative to the performance of a peer group of companies.

As the foregoing discussion demonstrates, the Company's current executive compensation program and disclosure practices substantially implement the Proposal. An executive's right to receive annual incentive payments and long-term compensation is contingent on the achievement of financial performance criteria. The actual realization of long-term compensation through stock options is dependent on the long-term appreciation of the value of the Company's stock. Consequently, the Company contends that the "pay-for-superior-performance" standard at the core of the Proposal is already a central part of the Company's existing executive compensation program. Further, the Company's disclosures allow shareholders to compare and monitor the Company's performance measures relative to the performance of the Company's peers. Accordingly, the Company has substantially implemented the Proposal, and therefore the Proposal may be excluded from the Company's 2009 Proxy Materials pursuant to Rule 14a-8(i)(10).

* * * *

Based on the foregoing, the Company respectfully requests that the Staff concur in the Company's opinion that the Proposal may be properly excluded from its 2009 Proxy Materials. Please transmit your response by fax to the undersigned at 214.758.8317. Contact information for the Proponent and a fax number for the Company contact are provided below. Please call the undersigned at 214.758.1647 if we may be of any further assistance in this matter.

Very truly yours,

Bracewell & Giuliani LLP

Bruce A. Cheatham

Enclosures

cc: Millicent Budhai
Director of Corporate Governance
Office of the Comptroller of the City of New York
1 Centre Street
New York, New York 10007-2341
Telephone: (212) 669-2536

Michael A. Carter
Senior Vice President, General Counsel and
Corporate Secretary
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas
Fax: (817) 252-7319

ATTACHMENT A

Correspondence and Proposal

RECEIVED
DEC 22 2008

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 16, 2008

Mr. Michael A. Carter
Senior Vice President, General Counsel and
Corporate Secretary
Pier 1 Imports, Inc.
100 Pier 1 Place
Fort Worth, Texas 76102

Dear Mr. Carter:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership, for over a year, of shares of Pier 1 Imports, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2536.

Very truly yours,

Millicent Budhai
Director of Corporate Governance

Enclosures

Pier 1 Imports - pay for superior performance - 2009

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of **Pier 1 Imports, Inc.** (the "Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Pier 1 Imports Inc. CUSIP#: 720279108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,325 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Pier 1 Imports Inc. CUSIP#: 720279108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 10,541 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Pier 1 Imports Inc. CUSIP#: 720279108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 42,034 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Pier 1 Imports Inc. CUSIP#: 720279108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 100,561 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

One Wall Street, New York, NY 10286

BNY MELLON
ASSET SERVICING

US Securities Services

December 16, 2008

To Whom It May Concern

Re: Pier 1 Imports Inc. CUSIP#: 720279108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 14, 2007 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 87,157 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Tiedemann

Alice Tiedemann
Vice President

09-02387-FOIA

C

Deloitte.

Deloitte Recap LLC
2033 N. Main Street
Suite 1050
Walnut Creek, CA 94596-3764
USA

Tel: +1 925 952 3870
Fax: +1 925 952 3871
www.deloitte.com
www.recap.com

RECEIVED
2009 FEB -5 A 8:33
SEC
FOIA/PA BRANCH

September 29, 2008

FOIA/PA Office
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549
Attention: FOIA (Mail Stop O-5)

Dear Sir/Madam:

I would like to request access to certain exhibits filed by Cytoclonal Pharmaceutics, Inc. (now called Opko Health, Inc.), consisting of Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, filed on Form 8-K on 9/9/98 (the exhibit list is attached). Confidential treatment was sought as to certain portions when these exhibits were initially filed with the Commission.

Pursuant to a FOIA inquiry by my office dated 10/18/04 (Request No. 2005-833), your office informed us that the confidential treatment period for these exhibits expired on 9/1/08. Copies of the Office of Filings and Information Services letter and confidential treatment order are attached.

In the event that confidential treatment has been extended, I further request that you send me the expiration date(s) from the order(s) granting such extension so I will know when I should resubmit my request.

I authorize up to $100 in search and retrieval fees.

If you have any questions and/or need clarification, please contact me at 925-952-3870 ext. 1302 or at markedwards3@deloitte.com. Thank you very much for your help.

Sincerely,

Mark Edwards
Deloitte Recap LLC